# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002033227
Persons authorized to receive notices and communications: Daniel L. Kaufman, 2158 Park Boulevard, San Juan, Puerto Rico (PR), 00913, (802) 368-5885

## Reporting persons
- Kaufman Kapital LLC (CIK 0002033227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 6,596,154; shared voting power 0; sole dispositive power 6,596,154; shared dispositive power 0; aggregate amount beneficially owned 6,596,154 (33.4% of the class)
  Comment: 1 This amount includes (i) 1,903,506 shares of Common Stock held directly, (ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at $0.7582 per share, and (iii) approximately 867,800 shares of Common Stock issuable upon conversion of approximately $658,100 of accrued and unpaid interest under the Convertible Note at $0.7582 per share (interest accrued at 12% through May 7, 2026 and accrues at 8% per annum thereafter). The $1.50 Warrant was exercised in full on May 7, 2026 and is no longer outstanding.
  
  2 The percentage is calculated based upon a denominator that includes (i) 15,082,416 shares outstanding (14,582,416 per the Issuer's Annual Report on Form 10-K filed March 31, 2026, plus 500,000 shares issued upon exercise of the $1.50 Warrant on May 7, 2026) and (ii) 4,692,648 shares issuable upon conversion of derivative securities held by the Reporting Persons.
- Daniel Louis Kaufman (CIK 0002001906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,596,154; shared voting power 0; sole dispositive power 6,596,154; shared dispositive power 0; aggregate amount beneficially owned 6,596,154 (33.4% of the class)
  Comment: 1 This amount includes (i) 1,903,506 shares of Common Stock held directly, (ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at $0.7582 per share, and (iii) approximately 867,800 shares of Common Stock issuable upon conversion of approximately $658,100 of accrued and unpaid interest under the Convertible Note at $0.7582 per share (interest accrued at 12% through May 7, 2026 and accrues at 8% per annum thereafter). The $1.50 Warrant was exercised in full on May 7, 2026 and is no longer outstanding.
  
  2 The percentage is calculated based upon a denominator that includes (i) 15,082,416 shares outstanding (14,582,416 per the Issuer's Annual Report on Form 10-K filed March 31, 2026, plus 500,000 shares issued upon exercise of the $1.50 Warrant on May 7, 2026) and (ii) 4,692,648 shares issuable upon conversion of derivative securities held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Comment:
EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on October 17, 2024 (the "Original 13D"), as amended by Amendment No. 1 filed on December 11, 2024, and Amendment No. 2 filed on April 6, 2026 (collectively, as amended, the "Schedule 13D"), by Daniel L. Kaufman ("Kaufman") and Kaufman Kapital LLC ("Kaufman Kapital," and together with Kaufman, the "Reporting Persons") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of BranchOut Food Inc., a Nevada corporation (the "Issuer").
This Amendment is being filed to report (i) the sale by Kaufman Kapital of 255,951 shares of Common Stock on May 5, 2026, (ii) the exercise by Kaufman Kapital of the $1.50 Warrant for 500,000 shares of Common Stock on May 7, 2026, (iii) the amendment of the Convertible Note and related registration rights covenant on May 7, 2026, and (iv) updates to Items 3, 4, 5 and 6 of the Schedule 13D. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to disclose that Deven Jain, who was described in the Original 13D as having been an analyst at Kaufman Kapital since June 2024, no longer has any employment or contractor relationship with Kaufman or Kaufman Kapital. Mr. Jain's contractor relationship with Kaufman Kapital ended in early 2025. Mr. Jain continues to serve as a director of the Issuer. The Reporting Persons do not have any agreement or arrangement with Mr. Jain regarding his service as a director or his voting on any matter.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Stock Sales. On May 5, 2026, Kaufman Kapital sold 255,951 shares of Common Stock in open-market transactions at a weighted average sale price of $3.2880 per share (price range: $3.25-$3.55), for aggregate gross proceeds of approximately $841,567. These shares were sold pursuant to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-288512). Full information regarding the number of shares sold at each separate price within this range will be provided upon request.

Warrant Exercise. On May 7, 2026, Kaufman Kapital exercised in full a warrant (the "$1.50 Warrant") to purchase 500,000 shares of Common Stock at an exercise price of $1.50 per share, for an aggregate cash payment to the Issuer of $750,000. The source of funds for the warrant exercise was working capital of Kaufman Kapital, derived from the personal funds of Kaufman.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, and supersedes and replaces in its entirety the Item 4 disclosure in the Original 13D, Amendment No. 1, and Amendment No. 2, as follows:

May 2026 Warrant Exercise. On May 7, 2026, Kaufman Kapital exercised the $1.50 Warrant in full for 500,000 shares of Common Stock at $1.50 per share, providing $750,000 in cash to the Issuer for working capital purposes.

May 2026 Agreement. On May 7, 2026, Kaufman Kapital and the Issuer entered into a Warrant Exercise and Amendment to Note and Warrant Agreement (the "May 2026 Agreement"), pursuant to which: (i) the maturity date of the Convertible Note was extended from December 31, 2026 to December 31, 2027, (ii) the interest rate was reduced from 12% to 8% per annum (effective from the date of the May 2026 Agreement; interest accrued prior to that date was calculated at 12%), (iii) the Issuer agreed not to prepay more than $2,400,000 of principal outstanding under the Convertible Note prior to September 30, 2027 without the consent of Kaufman Kapital, and (iv) the Issuer agreed to file a registration statement or post-effective amendment covering the resale of the 500,000 Warrant Shares within thirty days, and granted Kaufman Kapital the right to request registration of shares issuable upon conversion of accrued interest under the Convertible Note at a future date. The conversion price ($0.7582 per share), conversion mechanics (conversion at the option of the holder at any time, of both principal and accrued interest), and all other terms of the Convertible Note remain unchanged.

May 2026 Stock Sales. On May 5, 2026, Kaufman Kapital sold 255,951 shares of Common Stock in open-market transactions.

Current Plans and Purposes. The Reporting Persons currently hold the securities of the Issuer for investment purposes. The Reporting Persons continuously evaluate their investment in the Issuer based on a variety of factors, including the Issuer's financial condition, results of operations, business prospects, general market and economic conditions, and other factors. Depending on such evaluation, the Reporting Persons may from time to time acquire additional securities of the Issuer (including through conversion of outstanding Convertible Note principal and accrued interest), dispose of some or all of the securities of the Issuer (including through open-market sales, privately negotiated transactions, block trades, registered offerings, or otherwise), or take any other action with respect to their investment in the Issuer as they may deem appropriate. Any such transactions may be effected at any time and from time to time, without prior notice, and will depend upon a variety of factors, including those described above.

Except as otherwise described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of approximately 6,596,154 shares of Common Stock, consisting of:
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) 1,903,506 shares of Common Stock held directly by Kaufman Kapital (consisting of 1,000,000 shares acquired upon exercise of the $1.00 Warrant on June 5, 2025, 659,457 shares acquired upon conversion of $500,000 of Convertible Note principal on January 28, 2026, and 500,000 shares acquired upon exercise of the $1.50 Warrant on May 7, 2026, less 255,951 shares sold in open-market transactions on May 5, 2026);

(ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at the fixed conversion price of $0.7582 per share; and

(iii) approximately 867,800 shares of Common Stock issuable upon conversion of approximately $658,100 of accrued and unpaid interest under the Convertible Note as of the date hereof, at the fixed conversion price of $0.7582 per share (interest accrues at the rate of 8% per annum on $2,900,000 of outstanding principal following the May 2026 Agreement).

The $1.50 Warrant has been exercised in full on May 7, 2026 and is no longer outstanding.

The percentage of Common Stock beneficially owned is calculated in accordance with Rule 13d-3 under the Exchange Act. The denominator includes (i) 15,082,416 shares of Common Stock outstanding (14,582,416 shares outstanding as of March 25, 2026, as reported in the Issuer's Annual Report on Form 10-K filed March 31, 2026, plus 500,000 shares issued upon exercise of the $1.50 Warrant on May 7, 2026), and (ii) an aggregate of 4,692,648 shares issuable upon conversion of derivative securities held by the Reporting Persons that are convertible within 60 days, for a total denominator of 19,775,064 shares. The Reporting Persons beneficially own approximately 33.4% of the outstanding Common Stock.

Kaufman, as the sole member and manager of Kaufman Kapital, has sole voting and dispositive power over all securities held by Kaufman Kapital. Kaufman does not directly own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
The following transactions in the Common Stock were effected by the Reporting Persons during the past 60 days:

Date: May 5, 2026, Transaction: Sale of Common Stock, Shares: 255,951 (D), Price/Share: $3.2880 avg. ($3.25-$3.55)*, How Effected: Open market

Date: May 7, 2026, Transaction: Exercise of $1.50 Warrant, Shares: 500,000 (A), Price/Share: $1.50, How Effected: Warrant exercise

* Full information regarding the number of shares sold at each separate price on May 5, 2026 within the range of $3.25 to $3.55 will be provided upon request to the SEC staff, the Issuer, or a security holder of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

May 2026 Agreement. On May 7, 2026, Kaufman Kapital and the Issuer entered into the May 2026 Agreement, pursuant to which (i) the maturity date of the Convertible Note was extended from December 31, 2026 to December 31, 2027, (ii) the interest rate was reduced from 12% to 8% per annum (effective from the date of the May 2026 Agreement; interest accrued prior to that date was calculated at 12%), (iii) the Issuer agreed not to prepay more than $2,400,000 of principal outstanding under the Convertible Note prior to September 30, 2027 without the consent of Kaufman Kapital, and (iv) the Issuer agreed to file a registration statement or post-effective amendment with the SEC within thirty days covering the resale of the 500,000 shares issued upon exercise of the $1.50 Warrant, and granted Kaufman Kapital the right to request registration of shares issuable upon conversion of accrued and unpaid interest under the Convertible Note at a future date. The conversion price ($0.7582 per share), conversion mechanics, security interest, and all other material terms of the Convertible Note remain unchanged. A copy of the May 2026 Agreement is filed as Exhibit B hereto.

Warrant Exercise. The $1.50 Warrant was exercised in full on May 7, 2026 and is no longer outstanding.

The Convertible Note, as amended by the May 2026 Agreement, continues to be outstanding with a remaining principal balance of $2,900,000 and approximately $658,100 of accrued and unpaid interest as of the date hereof (calculated at 12% through the date of the May 2026 Agreement). The Convertible Note bears interest at 8% per annum (as reduced by the May 2026 Agreement), matures on December 31, 2027, and is convertible at any time at the option of the holder at a fixed conversion price of $0.7582 per share. Both outstanding principal and accrued interest are convertible into Common Stock. The Issuer may not prepay more than $2,400,000 of principal prior to September 30, 2027 without the consent of Kaufman Kapital. The Issuer's obligations under the Convertible Note continue to be secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement.

Except as described above and in the documents previously filed with the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement (previously filed with the Original 13D)

Exhibit B: Warrant Exercise and Amendment to Note and Warrant Agreement, dated May 7, 2026 (attached to filing)

## Signatures
- Kaufman Kapital LLC: Daniel L. Kaufman, Sole Member and Manager (05/07/2026)
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, individually (05/07/2026)